

August 23, 2010

Via U.S. Mail and Fax (949) 614-0701

Joseph J. Flynn
Chief Executive Officer
Auxilio, Inc.
26300 La Alameda, Suite 100
Mission Viejo, California 92691

> **Re:** **Auxilio, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 14, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 000-27507**

Dear Mr. Flynn:

We have reviewed your filing and have the following comments. In the following comments where we do not specifically ask you to amend your filing, please confirm in writing that you will comply with the comments in all future filings and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Unregistered Sales of Equity Securities, page 13

1. Please revise your discussion on page 13 to provide the information required by Item 701 of Regulation S-K with regard to May 2009 private placement of your common stock that you disclose on page 17.

2. Please discuss why you did not file a Form D with respect to the May 2009 private placement. We note that you filed a Form 8-K on May 14, 2009 disclosing the transaction and that you relied on the exemptions provided by Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

3. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your net revenues decreased nearly 20% due to a decrease in leased equipment coming up for replacement and tighter credit. Discuss whether you believe this is the result of a trend and, if so, whether you expect it to continue and how it may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company,
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Overview, page 14

4. Please expand your discussion in the last paragraph on page 14 to elaborate upon the manner in which "Auxilio capitates the cost of the entire print management process for the customer…."

Application of Critical Accounting Policies, page 15

5. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially

different results. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than listing the accounting policies that you believe require the most subjective judgment. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to SEC Release No. 33-8350.

6. Considering the materiality of goodwill to your financial statements and the continued challenging economic conditions, please consider the following guidance for future filings. Please clearly indicate how you determine your reporting units for purposes of goodwill impairment testing and your methodology for determining the fair value of each reporting unit. Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations, page 15

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008, page 15

Cost of Revenue, page 15

7. Please consider separately presenting cost of revenues and gross margins for service revenue and equipment revenue. Also, please expand your disclosure to discuss the changes in cost of sales and gross margins for services and equipment sales as we believe such information provides insight of your business operations to your investors.

Liquidity and Capital Resources, page 17

8. Please expand your discussion in the third paragraph on page 17, or elsewhere as appropriate, to describe the cost savings initiatives you have implemented "in light of the current economic environment."

Note (1) Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

9. We note that you enter into arrangements that include multiple deliverables and that they typically consist of the sale of equipment, reserve for replacement of future equipment and a support services contract. We further note that you account for these contracts as multiple element arrangements using the residual method. Please address the following:

- Tell us why you believe your contracts are properly accounted for as multiple element arrangements. In doing so, tell us how you determined that there is objective and reliable evidence of the fair value of the undelivered item(s). We assume that the undelivered items are the reserve for replacement of future equipment and support services. Please confirm that this is the case or tell us which items represent the undelivered items. Refer to ASC 605-25-25-5.

- Based on our understanding of your disclosures, it appears that your equipment sales represent delivered items and that there is objective and reliable evidence of fair value for the equipment. Either confirm this to us, or tell us why you do not believe you have objective and reliable evidence of fair value for the equipment and why the equipment is considered an undelivered item.

- If you have objective and reliable evidence of fair value for the equipment, which represents the delivered item in your arrangement, and you have objective and reliable evidence of the fair value of the undelivered elements, please tell us why you believe it is appropriate to allocate revenue to the various elements using the residual method. Considering ASC 605-25-30-2 indicates that the residual method should be used when there is objective and reliable evidence of fair value of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s), please clarify why you do not use the relative fair value method for allocating revenue in your multiple element arrangements.

- If you do not believe you have objective and reliable evidence of the fair value of the undelivered elements, it is unclear why you believe each item in your contract should be accounted for as a separate unit of accounting. As such, we would expect you to account for the arrangement as a single unit of accounting and recognize revenue when all elements are delivered.

Note (5) Warrants, page F-15

10. We note that you issue warrants to non-employees. Please tell us and disclose how you account for equity instruments issued to other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with FASB ASC 505-50. Specifically tell us your expense recognition method for your warrant issuance to Sodexho, Inc.

Concentrations, page F-21

Major Customers, page F-21

11. Although you disclose that accounts receivable due from three customers totaled approximately $1,644,000 as of December 31, 2009, the face of your balance sheet and your accounts receivable footnote on page F-13 indicate that total accounts receivable is $1,398,000. Please clarify why the accounts receivable from three customers exceeds the consolidated accounts receivable balance. If the consolidated balance is net of customer advances, please clarify why you classify customer advances as contra-assets and not as liabilities.

Definitive Proxy Statement on Schedule 14A Filed April 8, 2010

Committees of the Board of Directors, page 11

Nomination of Directors, page 11

12. Please disclose whether, and if so how, your board considers diversity in identifying nominees for director. See Item 407(c)(2)(vi) of Regulation S-K.

Executive Compensation, page 13

Narrative to Summary Compensation Table, page 14

13. Please explain how the amounts that each of your named executive officers are eligible to receive as bonuses correlate to the amounts disclosed in your Summary Compensation Table. As an example only, we note that Mr. Flynn is eligible to receive an annual bonus of $100,000 if certain criteria are met and that he was paid a bonus of $19,982; please briefly explain how the amounts that are reflected in the table have been determined.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Controls and Procedures, page 15

14. We note that your conclusion on page 15 regarding your disclosure controls and procedures is limited to them being effective at "timely alerting [your CEO and CFO] to material information relating to the Company required to be included in [your] periodic SEC filings." Given this limitation, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective under the definition provided at Exchange Act Rule 13a-15(e). Please file an amended Form 10-Q with revised disclosure stating, in clear and unqualified language, your chief executive officer's and chief financial officer's conclusions regarding the effectiveness of your disclosure controls and procedures and, if you choose to include a portion of the definition located at Rule 13a-15(e), please ensure that you include all of it.

15. We note the last paragraph on page 15 regarding the "lack of segregation of duties" in your company. Please disclose whether you believe this constitutes a material weakness, and if so, when the material weakness was identified, by whom it was identified, when the weakness first began, and the specific steps that the company has taken, if any, to remediate the material weakness. If it constitutes a material weakness, please tell us how you determined that your disclosure controls and procedures were effective during this time period.

Exhibits 31.1 and 31.2 Certifications

16. Please file amended certifications that appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you altered the language of paragraphs 2, 4, 4(a), 4(c), 4(d), 5, 5(a) and 5(b) in both your Chief Executive Officer and Chief Financial Officer certifications.

Form 10-Q for the Quarterly Period Ended June 30, 2010

17. Please apply the above comments regarding your Form 10-Q for the Quarterly Period Ended March 31, 2010, to your Form 10-Q for the Quarterly Period Ended June 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director